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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange
SEP 05 2018
RECEIVED

SEC FILE NUMBER
8- 69750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iQ Capital (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 3rd Avenue 18th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael, Goldberg, Nikpour, Cohen & Sullivan Certified Public Accountants, PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

YW

OATH OR AFFIRMATION

I, Jonathan S. Hurd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iQ Capital (USA) LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

NOTARY PUBLIC STATE OF FLORIDA

Signature

CEO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of iQ Capital(USA), LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of iQ Capital(USA), LLC ("a limited liability company") (a Delaware corporation), as of June 30, 2018 and the related statement of operations, changes in member's equity, and cash flows for the year ended June 30, 2018, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of GIT Investment Services, Inc. as of June 30, 2018, and the results of its operations and its cash flows for the year ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements as contained on pages 11 and 12, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of iQ Capital(USA), LLC management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to iQ Capital(USA), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2017.

Woodbury, New York
August 27, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.364.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

iQ Capital (USA) LLC
Statement of Financial Condition
June 30, 2018

ASSETS

Current Assets		
Cash	$	22,291
Prepaid Expenses		216
Total assets	$	22,507
Liabilities and Members Equity		
Current Liabilities:		
Accounts payable and accrued expenses		6,956
Total liabilties		6,956
Members' equity:		15,551
Total liabilities and members' equity	$	22,507

See accompanying notes to financial statements

iQ Capital (USA) LLC
Statement of Operations
For the Year Ended June 30, 2018

Revenues:	
Income	-
Total revenues	-
Expenses:	
Regulatory fees and expenses	4,108
Professional fees	188,009
Office expenses	1,279
Communication and software expense	3,949
Administration expenses	40,091
Insurance	1,393
Printing and postage	193
Wages and compensation	50,750
State Taxes	300
Miscellaneous Costs	678
Total expenses	290,750
Net Loss	$ (290,750)

See accompanying notes to financial statements

iQ Capital (USA) LLC
Statement of Changes in Members' Equity
For the year ended June 30, 2018

Balance, July 1, 2018	$	17,453
Contributions		288,848
Net Loss		(290,750)
Balance, June 30, 2018	$	15,551

See accompanying notes to financial statements

iQ Capital (USA), LLC
Statement of Cash Flows
For the Year Ended June 30, 2017

Cash flows from operating activities:		
Net Income (Loss)	$	(290,750)
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid Expenses		4,235
Write off of Fixed Assets		1,279
Increase (decrease) in:		
Accounts payable and accrued expenses		2,261
Net cash used in operating activities		(282,975)
Cash used for Financing		
Capital Contributions		288,847
Cash, beginning of year		16,419
Cash, end of year	$	22,291

Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	300

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

IQ Capital LLC (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a Delaware Limited Liability Corporation. The Company has adopted June 30 as its year end.

IQ Capital has been formed to provide private placement services and registered direct public offerings. The firm intends to raise capital for corporate clients ("Issuers") via private placements of Issuers" equity, equity linked, or debt securities to institutional investors. A typical private placement of securities would be closed or "settled and cleared" through the use of a qualified escrow agent. iQ Capital will not handle or take possession of client funds. .Through Registered Direct Offerings, the firm intends to raise capital for corporate clients ("Registered Direct Offerings") by selling to institutional investors Reporting Issuers" equity, equity linked, or debt securities that are registered under shelf registration statements declared effective by the Securities and Exchange Commission. The firm intends to focus its efforts in the Life Science Industry, but will also do business with Reporting Issuers in various industry sectors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

The main office is in New York City, New York. The accounting treatment for property and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs, paid by the parent, are charged to expense as incurred. The fixed assets were expensed fully during this audit period.

There was no depreciation expense for the year ended June 30, 2018.

Revenue Recognition

In May 2014, the Financial Standards Board issued Accounting Standards Update (ASI) 2014-09, *Revenue from Contracts with Customers,* effective for annual reporting periods beginning December 15, 2017. The core principle states that an entity recognize revenue in a manner that depicts the transfer of promised good or services to customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company expects the adoption of this new standard will not have a material impact on the operating results of the Company.

The Company will earn revenue from investment banking and consulting. Fees for investment banking and consulting will be recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. The Company has not earned any fees during the audit period.

The Company's financial statements are prepared using the accrual method of accounting.
There were no revenues for this fiscal year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

iQ Capital was organized on July 24, 2015 as a limited liability company. The Company is treated as a corporation for Federal and State income tax purposes. The broker dealer's financials are consolidated with the parent, iQ Group (Global), and the other subsidiaries. The broker dealer's balances are included in the tax return as a disregarded entity. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for iQ CAPITAL (USA) LLC.

NOTE 3 – RELATED PARTY TRANSACTIONS

The company has an "administrative services agreement" with iQ Capital (Operations) LLC. Both entities are affiliates of iQ Group (Global) LLC. "Operations' is in the business of providing information technology and general administrative support. "Operations" provides these administrative services to the Broker-Dealer.and bills the firm monthly for those services..

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2018, the Company had net capital of $ 15,335 which was $10,335 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .45 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Balances have not exceed federally insured limits of $ 250,000 during the fiscal IQ Capital LLC

NOTE 6 – FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At June 30, 2018, the Company's cash equivalent include only "Cash In Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

The Company is located at 733 3rd Avenue, 16th Floor, New York, NY 10017. As the Company is on a month to month lease, there are no minimum future lease payments applicable for disclosure.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 27, 2018, the date the financial statements were available to be issued. There are no reportable subsequent events.

SUPPLEMENTARY INFORMATION

iQ Capital (USA) LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2018

Net capital computation:

Total Stockholders' Equity	$	15,551
Deductions on non-allowable assets		
Prepaid Expenses		216
Total non-allowable assets		216
Net capital		15,335
Required Minimum Net Capital		5,000
Excess Net Capital	$	10,335

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	6,956
Ratio of aggregate indebtedness to net capital		.4536 to 1

Reconciliation:

Net capital, per unaudited June 30, 2018 FOCUS report, as filed	$	15,335
Net audit adjustments		-
Net capital, per June 30, 2018 audited report, as filed	$	15,335

iQ Capital LLC .is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

iQ Capital (USA), LLC
733 3rd Avenue
16th Floor
New York, NY 10017

August 15, 2018

RGNC&S, Certified Public Accountants PLLC
97 Froehlich Farm Blvd.
New York, NY 11797

Exemption Report
RE: IQ Capital (US) LLC - fiscal year end 2017 Certified Audit

IQ Capital (USA), LLC. is operating under the k2-i exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Jonathan S. Hurd
CEO/CCO

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of iQ Capital (USA), LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) iQ Capital (USA), LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which iQ Capital (USA), LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) iQ Capital (USA), LLC stated that iQ Capital (USA), LLC met the identified exemption provisions throughout the most recent fiscal year without exception. iQ Capital (USA), LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about iQ Capital (USA), LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

August 27, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.6600 FAX: 516.496.9666 WWW.RGNCCPAS.COM

SEC Mail Processing

SEP 05 2018

Washington, DC

iQ CAPITAL (USA), LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED JUNE 30, 2018

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